Giovanni Caruso of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

VIA EDGAR

March 4, 2013

Andrew D. Mew Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	AutoChina International Limited Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 5, 2012 File No. 001-34477

Dear Mr. Mew:

On behalf of our client, AutoChina International Limited, a Cayman Islands exempted company (the “Company”), we hereby provide responses to comments issued on February 4, 2013 regarding the Company’s Annual Report on Form 20-F (the “2011 Annual Report”) and addressed to Mr. Jason Wang (the “Staff’s Letter”).

The Company respectfully requests to make all of the requested disclosures in its future filings since the Company is in the process of preparing its Annual Report on Form 20-F for the year ended December 31, 2012 (the “2012 Annual Report”), which the Company currently anticipates filing on or prior to April 1, 2013. The Company will include the requested disclosure in the 2012 Annual Report and undertakes to include the requested disclosure in future filings.

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Andrew D. Mew March 4, 2013 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

Form 20-F for Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 50

1.	We note your response to comment 5 in our letter dated December 10, 2012. In future filings, please highlight for investors as soon as practicable and timely any significant changes to the amounts or timing of capital expenditure projections previously provided along with the substantive reasons for the changes.

COMPANY RESPONSE: The Company acknowledges the Staff's comment and will in the future highlight for investors as soon as practicable and in a timely fashion any significant changes to the amounts or timing of capital expenditure projections previously provided along with the substantive reasons for the changes.

Item 18. Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-15

Revenue Recognition, page F-19

2.	We note your response to comment 7 in our letter dated December 10, 2012, and are reissuing our comment. Please address the following additional questions:

•	You state in your response that “[t]he second hand vehicle lease financing transactions apply when a customer would like to purchase a particular used vehicle from a third party or requires financing for a vehicle already owned. During the lease term, the Company (through its VIE) holds the title of the used vehicle and transfers title to the lessee at the end of the lease term.” Subsequently in your response, you describe your process of purchasing used vehicles from a seller. Please explain to us the business purpose of obtaining the title of the used vehicles and then entering into lease transactions with customers when it appears you are in substance solely providing financing or lending to the customers for their purchases. If so, it appears you do not need to obtain title and then enter into lease transaction with the customer. Additionally, explain to us what your journal entries and their impact on your financial statements would have looked like if the transactions were accounted for as lending rather than as direct financing leases.

Andrew D. Mew March 4, 2013 Page 3

COMPANY RESPONSE: The Company's business license from applicable PRC authorities only permits it to conduct leasing activities and not lending activities.

In addition, owning the vehicle permits the Company to better control credit risk. For example, in the event that a customer defaults on its lease, the Company could seek to monetize the vehicle to offset or recover any losses in a timely basis.

If the transaction were accounted for as a lending arrangement rather than as a direct financing lease, then using the same example used in the response to prior comment 7, wherein the contract price (i.e. appraised value) is $125,000, and the Company agrees to provide $100,000 credit to the customer for financing, the journal entries would have appeared as follows:

a.	When payment is made to the sellers:

Dr. Loan	$100,000

Cr. Cash		$100,000

b.	When each monthly repayment is received (total 12 months):

Dr. Cash	$9,500

Cr. Loan Receivable		$8,333

Cr. Interest income		$1,167

•	Please clarify for us the nature of each revenue stream associated with used vehicles.

COMPANY RESPONSE: The Company collects the monthly lease amount from customers over the lease term. The total lease amount in excess of the purchase cost of the vehicle is recognized as interest income, which is amortized based on the effective interest rate over the lease term. Interest income is included in the “Finance and Insurance” line item on the Consolidated Statements of Operations.

•	Please tell us if the journal entries you provided reflect all used vehicle purchases, sales and financing transactions. We cannot locate the journal entries to reflect the purchase of used vehicles either from third parties or customers and the de-recognition of the vehicles upon entering into the leases. Please provide the complete set of journal entries in your response.

Andrew D. Mew March 4, 2013 Page 4

COMPANY RESPONSE: The journal entries provided in response to the prior comment did not reflect the purchase of the used vehicle. The applicable journal entries, including the purchase and sale of the used vehicle, are as follows:

a.	When the purchase of the used vehicle is paid for:

Dr. Vehicle	$100,000

Cr. Cash		$100,000

b.	To de-recognize the vehicle and recognize the lease when vehicles are delivered to customers (occurs simultaneously with the purchase of the used vehicles):

Dr. Investments in direct financing leases	$100,000

Cr. Vehicle		$100,000

c.	For each monthly repayment (total 12 months):

Dr. Cash	$9,500

Cr. Investments in direct financing leases		$8,333

Cr. Revenue – finance and insurance (Interest income)		$1,167

•	Please tell us if the $903,000 of revenues you state in your response corresponds to all used vehicle sales and financing activities, and that they represent solely interest income. If not, please explain what other related amounts are and where they are recorded.

COMPANY RESPONSE: The $903,000 solely represents interest income and corresponds to all used vehicle sale and financing activities.

•	You state that for new commercial vehicle sales, “the difference of the Company’s purchase cost and the retail market prices becomes the dealer’s profit.” You then state with respect to used vehicles that “the Company would not be able to earn a dealers’ profit upon the entering into a second hand vehicle lease because it only generates revenue through interest income earned over the lease term.” As you purchase used vehicles from sellers, you assess the related fair market value of the vehicle and determine the terms of a sale, we remain unclear what drives the difference in accounting for used and new vehicle sales unless all used vehicles were leased to the customer at the cost they were acquired for. Accordingly, please explain to us why you cannot sell these used vehicles for a profit and can only generate interest income.

Andrew D. Mew March 4, 2013 Page 5

COMPANY RESPONSE: For used vehicles purchased from a third party pursuant to the instruction of a customer, the customer and supplier determine the purchase price and terms of sale. The purchase price reflects the fair value of the vehicle. The Company then determines the price the Company will charge to the customer. The Company purchases one used vehicle at a time at the price determined by the customer and supplier. The Company does not make dealer’s profit (loss) at the inception of the lease because the purchase price is equal to the fair value of the vehicle.

For used vehicles purchased from a customer, the Company purchases the vehicle based on the assessed fair value on the retail market as determined by the Company. The Company does not make dealer’s profit (loss) at the inception of the lease because the purchase price is equal to the fair value of the vehicle. The revenue (annual interest income) from used vehicles owned by the customer is approximately $420,000.

•	Please explain in detail how title is held by you during leases where a customer is purchasing a vehicle from a third party or requires financing for a vehicle already owned. Please tell us if you purchase the vehicle directly from the third party or customer to acquire the title.

COMPANY RESPONSE: Our subsidiaries (Transportation Companies) hold the title during the course of the lease.

When the vehicle originates from a third party, the Company purchases the vehicle on the customer's behalf. The Company directly acquires the title to the vehicle from the third party and holds the title at the Transportation Companies throughout the lease term.

When the vehicle is already owned by the customer, the customer transfers title to one of our Transportation Companies.

Note 19. Related Party Balances and Transactions, page F-34

Related Party Transactions, pages F-37 to F-39

3.	We note your response to comment 8 in our letter dated December 10, 2012. Please address the following additional questions:

•	We note you disclose several other more traditional borrowing arrangements with banks and related parties. Please tell us the business purpose of this transaction, and why you did not seek traditional financing directly with a financial institution or a related party as the purchases and sales of vehicles transactions with the related parties appears to have no substance.

Andrew D. Mew March 4, 2013 Page 6

COMPANY RESPONSE: The Company’s financing needs exceeded the credit limit it could obtain from financial institutions under traditional borrowing arrangements due to the short operating history of the company at the time. In addition, the Company does not have the ability to draw bank notes (bank draft) without cash deposits. However, certain of the Company's related parities obtained sufficient bank note facilities from banks in order to allow the Company to conduct its business.

•	In your response, you state that the affiliates do not have sufficient internal resources to source commercial vehicles to the Company and therefore you accept the affiliates’ note receivables for the purchase. In that regard, explain to us why you were in a better position to obtain financing from third party financial institutions through this arrangement in light of the affiliates’ weak financial condition.

COMPANY RESPONSE: When the Company indicated that the affiliates did not have sufficient internal resources to source commercial vehicles, the Company meant that they did not have sufficient administrative staff to handle vehicle purchases in volume. The statement was not intended to mean that such affiliates were in weak financial condition.

•	You state in your response that “[t]he nature of the related party transaction is a financing arrangement for up to 6 months through purchases of commercial vehicles from related parties.” You state on page F-38 that the Company sold commercial vehicles to these affiliates in return for notes receivable from the affiliates.” Please reconcile your apparent conflicting statements.

Andrew D. Mew March 4, 2013 Page 7

COMPANY RESPONSE: The Company's response on January 8, 2013 was intended to mean that the referenced related party transactions are 6-month financing arrangements through sales and purchases of commercial vehicle, which in part rely on the Company selling commercial vehicles to these affiliates in return for notes receivable.

The process would occur as follows:

1.	Chuanglian Auto Trade (an AutoChina subsidiary) purchases a vehicle from a 3rd party supplier and immediately sells it to the affiliate for the note receivable.

2.	Chuanglian Auto Trade discounts (sells) the note receivable to a bank for 96.5% and obtains cash.

3.	The Affiliate sells the vehicle to Kaiyuan Auto Trade (an AutoChina subsidiary) and provides 6 month payment terms (2% per 6 months).

(Note: The affiliate cannot issue a note receivable without a vehicle purchase from Chuanglian Auto Trade)

•	You disclose on page F-38 several material amounts of sales and purchases between related parties. Please revise and tell us what those amounts are and how they were ultimately reflected in the financial statements.

During the years ended December 31, 2011, 2010 and 2009, the Company sold commercial vehicles to affiliates amounting to nil, $283,001 and $190,926, respectively (these amounts represent the sales in Step 1 above). The cost of sales of these commercial vehicles sold to these affiliates amounted to nil, $278,335 and $189,586, respectively (these amounts include VAT and represent the cost of sales in Step 1 above.)

During the years ended December 31, 2011, 2010 and 2009, the Company purchased commercial vehicles from Beiguo and Renbai amounting to nil, $283,850 and $191,597 (these amounts include VAT and represent the purchases in Step 3 above), and incurred interest expenses to these two affiliates amounting to $618, $6,885 and $2,776, respectively under the above arrangement (these figures are reflected in “Interest expense, related parties” on the Consolidated Statements of Operations).

Since these transactions do not qualify as sales under U.S. GAAP, the amounts of the sales to affiliates (nil, $283,001 and $190,926, for the years ended December 31, 2011, 2010 and 2009, respectively) were netted with the respective purchases from these affiliates (nil, $283,850 and $191,597). The variance between the sales and purchase cost are insignificant mark ups charged by the affiliates and were recognized as “interest expenses, related parties” on the Consolidated Statements of Operations.

Andrew D. Mew March 4, 2013 Page 8

During the years ended December 31, 2011, 2010 and 2009, the Company also purchased commercial vehicles from Beiguo and Renbai other than pursuant to the above arrangement, amounting to $160, $55,411 and $64,999, respectively (these figures are reflected in “Cost of sales: Commercial vehicles, related parties” on the Consolidated Statements of Operations). During the years ended December 31, 2011, 2010 and 2009, the Company purchased commercial vehicles from Ruituo amounting to $404,411, $55,317 and nil, respectively (these figures are reflected in “Cost of sales: Commercial vehicles, related parties” on the Consolidated Statements of Operations). No interest expense was incurred for the purchase from Ruituo throughout these periods.

Note: The 2010 sales and cost of sales to affiliates figures have been revised to include VAT.

The Company will disclose the foregoing in the footnotes to the financial statements going forward commencing with the Company’s 2012 Annual Report on Form 20-F.

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Andrew D. Mew March 4, 2013 Page 9

On behalf of the Company we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP